

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 13, 2016

<u>Via E-mail</u>
Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, CT 06890

> **Re:** **Sturm, Ruger & Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2016**
> **File No. 1-10435**

Dear Mr. Dineen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

<u>Results of Operations, page 20</u>

<u>Selling, General and Administrative, page 25</u>

1.   We note your disclosure stating SG&A expense increased in part, as a result of "the cost of protecting distributor inventory related to the price reduction in the Ruger LCP". Please quantify the amount of this expense in future filings and also explain to us the nature of the item.   It is unclear if you are providing a rebate or some other form of compensation to your distributors.   As part of your response, please provide us with a comprehensive understanding of your price protection agreements with your distributors and the factors that contributed to the recognition of expense.

Definitive Proxy Statement filed March 18, 2016

Summary Compensation Table, page 29

2.   In future filings, please ensure that your table includes all required columns in the tabular format contemplated by Item 402(c) of regulation S-K.

Grants of Plan-Based Awards Table, page 32

3.   The Grants of Plan-Based Awards table should include threshold, target and maximum estimated future payouts under equity and non-equity incentive plans. Please provide the staff with proposed revised disclosure and revise future filings accordingly. Refer to Instruction 2 to Item 402(d) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End 2015 Table, page 33

4.   In future filings, please ensure that you include all of the required columns in the tabular format contemplated by Item 402(f) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ Terence O'Brien for

W. John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction